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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                            THE HAVANA GROUP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  419209-10-1
--------------------------------------------------------------------------------
                                (CUSIP Number)

Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd., Great Neck, NY 11021
                                (516-487-1446)
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 June 11, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
---------------------                                        ------------------
CUSIP No. 419209-10-1                                         Page 2 of 5 Pages
---------------------                                        ------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Duncan Hill, Inc.  ID# 34-1229487
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/X/
                                                                         (b)/ /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         Not Applicable.
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
     NUMBER OF
      SHARES                       7,031,000
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY         8         SHARED VOTING POWER
       EACH
     REPORTING    --------------------------------------------------------------
      PERSON          9         SOLE DISPOSITIVE POWER
       WITH
                                    7,031,000
                  --------------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,031,000
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/

           Excludes shares beneficially owned by William L. Miller
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              88.3%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
---------------------                                        ------------------
CUSIP No. 419209-10-1                                         Page 3 of 5 Pages
---------------------                                        ------------------
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William L. Miller ###-##-####
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/X/
                                                                         (b)/ /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         Not Applicable.
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
     NUMBER OF
      SHARES                       400,000
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY         8         SHARED VOTING POWER
       EACH
     REPORTING    --------------------------------------------------------------
      PERSON          9         SOLE DISPOSITIVE POWER
       WITH
                                    400,000
                  --------------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              400,000
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /

           Excludes shares beneficially owned by Duncan Hill, Inc.
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              17.7%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
---------------------                                        ------------------
CUSIP No. 419209-10-1                                         Page 4 of 5 Pages
---------------------                                        ------------------

Item 1.           Security and Issuer
-------

         This statement relates to the Common Stock of The Havana Group, Inc. (the "Issuer"). The Issuer's executive office is located at 4450 Belden Village Street, N.W., Suite 406, Canton, Ohio 44718.

Item 2.           Identity and Background
-------
                  Duncan Hill, Inc.
                  -----------------

         (a)      Duncan Hill, Inc.

         (b)      4450 Belden Village Street, N.W.
                  Suite 406
                  Canton, Ohio 44718

         (c)      Principal stockholder of the Issuer.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Delaware

                  William L. Miller
                  -----------------

         (a)      William L. Miller

         (b)      c/o Duncan Hill, Inc.
                  4450 Belden Village Street, N.W.
                  Suite 406
                  Canton, Ohio 44718

         (c) Chief Executive Officer of The Havana Group, Inc. and Kids Stuff, Inc.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      U.S.A.

Item 3.           Source and Amount of Funds or Other Consideration
-------
                  Not Applicable.

Item 4.           Purpose of Transactions
-------
                  Not Applicable.

                                 SCHEDULE 13D
---------------------                                        ------------------
CUSIP No. 419209-10-1                                         Page 5 of 5 Pages
---------------------                                        ------------------

Item 5.           Interest in Securities of the Issuer
-------
                  (a) - (b) As of June 11, 1998, the Issuer has outstanding the following securities: 5,000,000 shares of Series A Preferred Stock, 1,100,000 shares of Series B Preferred Stock, 1,860,000 shares of Common Stock, 2,658,000 Class A Common Stock Purchase Warrants and Options to purchase 260,000 shares of Common Stock. Of the foregoing securities, Duncan Hill, Inc. beneficially owns and has the right to vote and to dispose of 5,000,000 shares of Series A Preferred Stock, 1,100,000 shares of Series B Preferred Stock, 931,000 shares of Common Stock and 200,000 Class A Warrants. William L. Miller beneficially owns and has the right to vote and dispose of 200,000 Class A Warrants and Options to purchase 200,000 shares of Common Stock. As a group, Duncan Hill, Inc. and William L. Miller have the right to vote and dispose of an aggregate of 7,431,000 shares which represents approximately 88.9% of the outstanding voting stock. For a discussion of the beneficial ownership of the Issuer's Class A Common Stock Purchase Warrants beneficially owned by Mr. Miller, reference is made to a separate Schedule 13D which has been filed with the Securities & Exchange Commission.

                  (c) On May 22, 1998, the Company issued 138,000 Class A Warrants to Duncan Hill and 200,000 Class A Warrants to William L. Miller pursuant to the automatic conversion of a like number of privately held warrants issued to them in December 1997. On June 11, 1998, Duncan Hill sold 69,000 shares of Common Stock and 138,000 Class A Warrants for $414,000.

                  (d) - (e)  Not Applicable

Item 6.           Contracts, Arrangements, Understandings or Relationships with
-------           Respect to the Securities of the Issuer

                  Not Applicable.

Item 7.           Materials to be filed as Exhibits
-------
                  Not applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 1998

Reporting Person:    Duncan Hill, Inc.


Signature By: /s/ William L. Miller
              ---------------------------------------
                (authorized officer)


Reporting Person:  William L. Miller

Signature /s/ William L. Miller
          -------------------------------------------